

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2019

Wang Huang
Chief Executive Officer
Huami Corporation
Building H8, No. 2800, Chuangxin Road
Heifei, 230088
People's Republic of China

> **Re:  Huami Corp**
> **Registration Statement on Form F-3**
> **Filed April 12, 2019**
> **File No. 333-230844**

Dear Mr. Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Matthew Crispino, Attorney-Advisor, at (202) 551-3456, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc:    Julie Gao